Mail Stop 3561

April 11, 2007

Mr. Paul E. Estridge, Jr., President
The Estridge Group, Inc.
14300 Clay Terrace Boulevard, Suite 200
Carmel, Indiana 46032

Re: **The Estridge Group, Inc.**
            Estridge Development Company, Inc.
            Paul E. Estridge Corp.
            Offering Statement on Form 1-A
            Amendment No. 1 Filed March 2, 2007
            File Nos. 24-10168, 24-10169, 24-10170

Dear Mr. Estridge:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment one of our letter dated February 1, 2007. Please confirm that the reference should be to 17 CFR *260*.4a-2.

2. Please clarify throughout the document whether the Estridge Companies refers to all affiliated entities, including The Estridge Group, Inc., and clarify the

definitions. For example, in the cover page of the offering circular, The Estridge Group, Inc. is defined as the "Company." However, on page 18, the Estridge Companies are defined as "the Company."

3.   Please consider referencing exhibits when described in the offering circular. For example, in the Guarantees of the Notes section on pages 33 – 34, reference should be made to exhibit 3.4

Part I Notification, page 1

4.   Please revise your answer to Item 1(b) to indicate the residential address for Michael J. Keller.

Jurisdictions in which Securities are to be offered, page 5

5.   We note your statement that "the securities will be offered by a registered broker-dealer, Indiana Securities, LLC, by direct telephone call and mail and not through a general solicitation." (Emphasis added.)   Please note that filing a Form 1-A commences a general solicitation of the securities being offered. Revise to clarify your statement or advise us as appropriate.

Offering Circular Cover Page

6.   We note your response to comment 19 of our letter dated February 1, 2007. Please ensure that the Placement Agent is identified throughout the entire offering circular.

7.   We note your response to comment 17 and your disclosure that "this offering will terminate on _____, 2007 or such later date as the Company and the Placement Agent shall agree." (Emphasis added.) Stating that the offering the offering will end on a certain date or a later date upon agreement with the placement agent does not provide an ending date for the offering. Revise your disclosure to indicate the ending date of the offering.

8.   We note your response to comment 18 that "the company will insert a date to indicate that sales will commence following effectiveness …" Advise us, if true, that the company will add a statement, on the cover page, indicating that sales will commence promptly following qualification of the Form 1-A.

Offering Circular Summary, page 1

9.   We note your revisions with respect to our prior comment 25; however, the disclosure appears to require further clarification. Your current disclosure uses terms such as "consolidated with its subsidiaries", "consolidated with both its subsidiaries and its variable interest entities", "Estridge Companies", and "consolidated basis". Please revise your disclosure in this section and in the risk factors to use the same terminology as is used in your statement of operations. Consider revising your disclosures to refer only to net income (loss), or explain why you believe that separate disclosures regarding the various components of the reported net income (loss) are necessary.

Business, page 11

10.   We note your statement that "the other companies within the Estridge Companies compliment the businesses of the Company and Custom Company but do not materially contribute to our financial results." Please revise to indicate the amount of revenues generated by the other companies as a percentage of the total revenues of the Estridge Companies.

11.   Please briefly indicate the number of homes sold by the Company and by the Custom Company in the last two fiscal years.

Employees, page 17

12.   We note your response to comment 41 of our letter dated February 1, 2007. Clarify whether certain employees are assigned to certain affiliates. Provide a breakdown of the number of employees assigned to each affiliate.

Management's Discussion and Analysis, page 18

Results of Operations, page 18

13.   You state "the third major factor negatively impacting volume and fiscal 2006 operating results is approximately $1,750,000 of contribution margin received from communities operating in fiscal 2005 that were closed and not intended to be replaced in fiscal 2006." Please clarify the phrase "were closed and not intended to be replaced."

14.   We note your statement that "it is the policy of the Estridge Companies not to discount base retail home prices in response to market conditions. Management believes this increases both the long-term value to the purchaser of an Estridge home as well as …."Please revise to clarify how the policy to not discount the base retail home prices increases the long-term value to the purchaser of an Estridge home.

15.   We note your statement concerning the operating expenses that "there were no significant changes in the … amounts of these expenses between the two periods." We note that while revenues decreased from $143 million to $109 million the operating expenses increased approximately $1.2 million. Please advise us why you believe that there were no significant changes in these expenses.

16.   Please clarify the "certain areas" management restructured in 2007 to reduce operating expenses.

17.   Please revise to address the changes in "Minority interest in variable interest entities" in your statement of operations for the years ended September 30, 2006 and 2005.

Revenue Recognition, page 21

18.   Please clarify whether the BCE I through III entities are the same as those described on page 30. Clarify whether BCE Associates, IV LLC should be included in the BCE group on page 21.

Liquidity and Capital Resources, page 23

19.   Please revise to indicate your current amount of working capital as of the latest interim financial period.

20.   We note your cross-reference to Note D in the Financial Statements regarding the company's indebtedness. Please revise to provide a summary of the expected payments and the timing of the payments for the company's debt.

21.   We note that the company intends to purchase additional land during fiscal 2007. Please address any material commitments for capital expenditures along with the anticipated sources of funds for such expenditures.

22.   Please revise to indicate, as of the latest interim financial period, the amount currently available for borrowing under the company's revolving credit arrangements. State the aggregate amount of the company's revolving credit arrangements and the amounts outstanding under those revolving lines of credit.

Cash Flow Statement, page 24

23.   You state that the increase in cash used in operating activities was primarily due to the $7.278 million decrease in profitability. We note that this number actually represents the change in net income (loss) before minority interest in variable interest entities. Please revise your disclosure to discuss the change in consolidated net income, or clarify that the disclosed amount represents the change in net income (loss) before minority interest in variable interest entities, and disclose the reasons why you believe this amount is more relevant than net income. Also, please revise your descriptions of the changes in net cash used in investing activities to be consistent with the revisions made to the presentation of the balance sheet. For example, we note your disclosure regarding payments for start-up and pre-development costs, although such captions no longer appear on the balance sheet.

24.   Please revise your discussion to address the increase in financing from long term notes payable along with other material changes in the financing activities.

Lot Positions, page 25

25.   Please reconcile the amounts disclosed in this section to the corresponding balances reported on the balance sheet.

Recent Events, page 25

26.   We note your response to comment 46 that the non compliance with the loan covenants with National City Bank did not affect any other loan agreements. Please revise to state that the non compliance with the loan covenants with National City Bank did not affect any other loan agreements.

27.   Revise to indicate the current amount of borrowings outstanding with National City Bank.

Management, page 26

Michael Keller, page 27

28.   Michael Keller is described as "previously serving in the positions of Controller and CFO of the Company." The signature page of the offering circular indicates that he is the Chief Financial Officer. Please reconcile.

Description of Companies and Security Ownership of Management and Certain Securityholders, page 28

The Estridge Group, Inc.

29.   We note your response to comment 55. Please revise to indicate the number of officers and directors in the group.

Estridge Investment Co., LLP, page 31

30.   We note your response to comment 51. Please revise your disclosure to clarify that the office space is currently subleased by the Company to third-parties.

BCE Associates I, LLC, BCE Associates II, LLC, BCE Associates III, LLC, BCE Associates IV, LLC,, page 28

31.   We note your response to comment 59 of our letter dated February 1, 2007. Please file as exhibits all exhibits and schedules to the operating agreements or advise us why they are not required to be filed or are not available. We may have further comment.

Certain Transactions, page 32

32.   Please revise to identify the Estridge Development Company's stockholder. State the relationship with Estridge Development Company.

33.   We note your response to comment 60. Please revise to identify the related parties, the amounts owed on the notes, the interest rates on the notes along with the due dates of the notes or advise us why the information is not necessary. We may have further comment.

Description of the Subordinated Notes, page 32

34.   We note your response to comment 62 of our letter dated February 1, 2007.
        Please disclose the information in the response that was provided supplementally.

Guarantees of the Notes, page 33

35.   We note your response to comment 64 of our letter dated February 1, 2007.
        Please file the revised Note as an exhibit to the Form 1-A. Also file any other
        exhibits that have been revised but not filed since the initial filing.

Plan of Distribution, page 38

36.   We note your response to comment 65. Provide us with a legal and factual
        analysis for your determination that Indiana Securities, LLC is not an underwriter.
        See Section 2(a)(11) of Securities Act of 1933. We may have further comment.

Financial Statements, page F-1

37.   We note your response to our prior comment 67. As applicable, please revise to
        provide updated financial statements in accordance with paragraphs (1) and (2) of
        Part F/S of Form 1-A in your next amendment.

Consolidated Balance Sheet, page F-3

38.   We note your response to our prior comment 68 stating you have implemented an
        exposure draft that permits your current presentation of minority equity in
        variable interest entities in the permanent equity section. Since the exposure draft
        has not yet been adopted as GAAP, we believe that the minority interest should
        be classified outside of permanent equity for each period presented. Please revise
        the financial statements accordingly.

39.   Please provide us with a schedule detailing each change made to the balance sheet
        from the amounts reported in your original filing, and discuss the reasons why
        you believe the revised presentation for each line item is appropriate.

40.   We note your reclassification of intangible assets to various other assets on the balance sheet. Since the assets reclassified were previously amortized, please tell us why you do not have an adjustment to amortization expense for the current year and any cumulative adjustment for prior years. We note that $1,694,404 of the $2,389,404 in intangibles was reclassified to model home furniture, fixtures and equipment. Please tell us if your depreciation rate for these assets remains the same. Tell us if the $695,000 reclassified to "Consolidated land inventory not owned" is a net or gross amount.

Consolidated Statement of Stockholders' Equity, page F-6

41.   Please explain in more detail your basis for the presentation of the minority interest in variable interest entities. Since you state that the variable interest entities are consolidated, tell us why it is necessary to separately present the equity contributions and distributions relating to the minority interests. As previously discussed, we believe that GAAP requires minority interests to be classified outside of permanent equity, and we do not believe that classification as permanent equity is appropriate even if this presentation is used by other privately held companies.

Consolidated Statements of Cash Flows, page F-7

42.   We note the restatements on the balance sheet. However, you have not revised the statement of cash flows. Please revise your disclosures accordingly, or tell us why you believe that no revisions are required.

Note A – Nature of Operations and Summary of Significant Accounting Policies, page F-8

Reserve for Warranty Costs, page F-13

43.   In the original filing, you disclosed that the accrued warranty costs were equal to $898,700 and $986,795 as of September 30, 2006 and 2005, respectively. Please tell us why you have restated your warrant liability in the current registration statement to $1,566,560 and $1,723,595 as of the same dates.

Note Q – Commitments and Contingencies, page F-29

44.   We note your new discussion of the ground water contamination liability in this footnote. However, you have not addressed the questions posed in our prior

comment 87. Please tell us if the current liability recorded related to the EIP issue is the only liability recorded for environmental issues or if you have further accruals. Tell us if you may incur any costs related to reclamation and remediation and revise to discuss all potential environmental remediation obligations in the footnotes to the financial statements. Describe your consideration of all relevant facts and circumstances. Refer to SOP 96-1 and SAB Topic 5Y and explain how you have addressed the relevant guidance and the basis for your accounting treatment.

45.   On page 17, we note your disclosures in "Legal Proceedings" regarding various claims against the company. Please revise to discuss your legal contingencies in accordance with SFAS 5.

Part III
Exhibits

46.   We note your response to comment 88 of our Letter dated February 1, 2007 that the company will file the executed Indenture of Trust, the Corporate Guarantee and the Escrow Agreement as exhibits to the Form 1-A.

Exhibit 11.1 – Legality Opinion

47.   We note the legality opinion by Krieg DeVault assumes that "the Offering Statement, and any applicable amendments thereto (including post-effective amendments), will have become effective under the Act." Please note as we indicated in our prior comment 14 there is no ability under Regulation A to file a post effective amendment to the Form 1-A. Also please note that pursuant to Regulation A the offering statement will become qualified not effective. Please revise your legality opinion as appropriate.

48.   We note the limitation in the opinion that "when … (ii) the terms of any class or series of Offered Securities have been authorized by appropriate action of the Company in a manner that would not violate any applicable law or result in default under or breach of any agreement or instrument binding upon the Company and so as to comply with any requirement or restriction imposed by a court or a governmental or regulatory body having jurisdiction of the Company …." These assumptions assume material facts underlying counsel's opinion on the debt securities being legally binding obligations of the company. File an opinion on the debt securities without the above assumptions.

49.   We note that the legality opinion states that "[t]his opinion is addressed to you and is solely for your use in connection with the Offering Statement, and we assume no professional responsibility to any other party whatsoever. Accordingly, the opinion expressed herein is not be relied upon, utilized or quoted by or delivered or disclosed to, in whole or in part, any other person, corporation, entity or governmental authority without, in each instance, the prior written consent of this firm." These sentences in the penultimate paragraph in the Krieg DeVault legality opinion are an inappropriate limitation on the investor's ability to rely on the opinion provided. Delete this limitation.

50.   Please revise your legality opinion to indicate that the opinion opines upon Indiana law including the Indiana Constitution, all applicable provisions of the statutory provisions, and reported judicial decisions interpreting those laws.

                                    * * * * *

        As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please allow adequate time after the filing of any amendment for further review before submitting a request for qualification. Please provide this request at least two business days in advance of the requested qualification date.

You may contact Babette Cooper at (202) 551-3396 or Carlton Tartar, Assistant Chief Accountant at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link, who supervised the review of your filing, at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth
Companies

cc: Michael J. Messaglia, Esq. (*by facsimile*)
Karen Ball Woods, Esq.
(317) 636-1507